Aeries Technology, Inc.

November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Acceleration Request for Aeries Technology, Inc. Registration Statement on Form S-3 filed October 1, 2025 (File No. 333-290655)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aeries Technology, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:01 p.m., Eastern Time, on November 28, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, K&L Gates LLP, by calling Julie Rizzo at (919) 743-7336.

Very truly yours,

Aeries Technology, Inc.

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Financial Officer

cc:	Julie Rizzo, Esq.

K&L Gates LLP